1. Name and Address of Reporting Person:  Joel E. Simpson
1306 Sara Lane  Spokane WA  99223
2. Issuer Name and Ticker or Trading Symbol:  The Coeur d'Alenes Company
3. Social Security Number of Reporting Person:
4. Statement for Month/Year:  December 1998
5.
6. Relationship of Reporting Person to Issuer: Officer - Vice-President Non Derivative Securities Acquired, Disposed of, or beneficially Owned

1. Title of Security:  Common Stock
2. Transaction Date:  12/1/98
3. Transaction Code:  P
4. Securities Acquired:  Amount  3,000   (A) Acquired    Price  $0.28
5. Amount of Securities Beneficially Owned at End of Month: 26,033
6. Ownership Form:  Direct
7. Nature of Indirect Beneficial Ownership:  N/A

Derivative Securities Acquired, Disposed of, or beneficially Owned
N/A